August 25, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Beverly Singleton and Andrew Blume

Re: Kulicke and Soffa Industries, Inc.
Form 10-K for the fiscal year ended October 1, 2022
Filed November 17, 2022
Form 10-Q for the quarterly period ended December 31, 2022
Filed February 2, 2023
Response dated April 12, 2023
Response dated June 9, 2023
Response dated July 12, 2023
Response dated August 7, 2023
File No. 000-00121
Dear Beverly Singleton and Andrew Blume:
We are writing in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission, dated July 27, 2023, to Lester Wong, Chief Financial Officer of Kulicke and Soffa Industries, Inc. (the “Company”), related to the above referenced filings made by the Company.
For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

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Form 10-K for the Fiscal Year Ended October 1, 2022

Notes to Consolidated Financial Statements
Note 16: Segment Information, page 68

1.We have reviewed your response to prior comment 1. Considering the errors noted in your segment composition and presentation and the resultant recent revisions, please provide us with the following information to assist in our review:

•Tell us the title and describe the role of each individual who reports to the chief operating decision maker (“CODM”).
Response:
The title and role of each of the individuals who report directly to Fusen Chen, our Chief Executive Officer (“CEO”) and CODM, (collectively, “Senior Management”), are set forth below:
The following individuals report directly to our CODM as it relates to management of the Company’s business functions:
–Executive Vice President & General Manager, Products & Solutions
◦Role: responsible for the oversight of the entire Company’s product development, product marketing, and overall strategy for all Capital Equipment (“CE”).
–Vice President, Aftermarket Products & Services (“APS”)
◦Role: responsible for the oversight and overall strategy of the entire Company’s product/service lines and manufacturing operations of the Company’s aftersales products and services as well as global field support services.
The following individuals report directly to our CODM as it relates to the Company’s corporate and support functions:
–Executive Vice President, Finance and IT and Chief Financial Officer (“CFO”)
◦Role: responsible for the oversight of the entire Company’s finance and IT function.
–Senior Vice President, Global Sales & Global Supply Chain
◦Role: responsible for the oversight and overall strategy of the entire Company’s sales function and global supply chain.
–Senior Vice President, Central Engineering and Chief Technology Officer
◦Role: responsible for the oversight of the entire Company’s emerging technology R&D and central engineering resources.
–Vice President, Corporate Strategy
◦Role: responsible for the oversight of the entire Company’s overall corporate strategy, corporate development, and marketing communications.
–Vice President, Global Human Resources
◦Role: responsible for the oversight of the entire Company’s human resource function.
–Vice President, Legal Affairs & General Counsel & Corporate Secretary
◦Role: responsible for the oversight of the entire Company’s legal department and corporate secretarial function.
–Vice President, Equipment Manufacturing Operations and Quality
◦Role: responsible for the oversight of the entire Company’s capital equipment manufacturing facilities, capital equipment operations, safety and quality of equipment manufacturing process.

•Identify and describe the role of each of your segment managers.
Response:
General Roles and Responsibilities of a Segment Manager
Segment managers are authorized to make decisions within the constraints of the Company’s strategic imperatives and various operating targets that are defined by the CEO.
Pursuant to the Company’s Grant of Authority, certain actions require further internal authorization, including in some instances, the final approval of the CEO or Board of Directors of the Company. Accordingly, a segment manager is not authorized to take certain actions without the requisite approval. The following is a non-exhaustive list of such actions:
a.Terminate or hire direct reports;
b.Significantly change the organizational structure of the group;
c.Complete any acquisition or divestment;
d.Enter into any material* sales or procurement contract;
e.Disposition of any material* asset;
f.Alter policies concerning the organization; and/or
g.Initiate, manage or settle material* litigation.
*Materiality is further determined under the Company’s Grant of Authority.

Segment Managers in K&S’ Context: CE Segment Managers & APS Segment Manager
As mentioned in the first response, there are two individuals that directly report to our CODM as it relates to the management of the Company’s business functions, which can be broadly categorized as the sale of Capital Equipment (CE) and Aftermarket Products and Services (APS). The CE business and APS business contributed to approximately 87% and 13% of the total Company’s consolidated revenue for fiscal year 2022 respectively.

1.Chan Pin Chong (“Mr. Chong”) - the Executive Vice President & General Manager, Product and Solutions (hereinafter referred as the Head of overall Capital Equipment). Although Mr. Chong reports directly to the CODM as explained in the first response, he is not an operating segment manager. Instead, Mr. Chong is responsible for the oversight of all of the CE operating segment managers, and each CE operating segment manager is in charge of one of the six operating segments: namely Ball Bonder (“BB”), Wedge Bonder (“WB”), Advanced Solutions1 (“AS”), Electronic Assembly/Advanced Packaging Mass Reflow (“EA/APMR”), Lithography and Advanced Dispensing Solutions2 (“ADS”) (each, a “CE Operating Segment”). This is due to the significantly larger size of the CE business as compared to the APS business. Additionally, Mr. Chong is responsible for the Company’s product development, product marketing and overall strategy for all Capital Equipment.
CE Operating Segment Managers
These CE operating segment managers present their quarterly business review (QBR) to the CODM regarding their respective CE Operating Segment on a quarterly basis. Although these CE operating segment managers report directly to Mr. Chong (Head of overall Capital Equipment), the CODM holds them accountable for all matters relating to their respective CE Operating Segments.
2.Meng Kwong Han (“Mr. Han”) - the Vice President, Aftermarket Products & Services (APS).
APS is a single operating segment. It does not have multiple segment managers, unlike in the case of CE. Mr. Han is, himself, the segment manager that directly reports to the CODM. Under Mr. Han’s organization, there are individuals reporting to Mr. Han and are responsible for assisting and managing the respective product and service lines within APS. However, none of these individuals report to, present materials or meet with the CODM on a regular basis. Mr. Han is the decision maker for those six product/service lines in his capacity as the APS segment manager. On a regular basis, Mr. Han discusses the operating activities, financial results and the overall strategy of APS with the CODM which is done at the consolidated APS level.

1 The Company filed a 10K/A for fiscal year 2022 and revised prior period presentation to reflect its four reportable segments. The Company disclosed one of the reportable segments as Advanced Solutions, which was previously referred to as Advanced Packaging.
2 On February 22, 2023 (being the second quarter of the Company’s fiscal year 2023), the Company completed its acquisition of Advanced Jet Automation Co., Ltd. (“AJA”), a leading developer and manufacturer of high-precision micro-dispensing equipment and solutions in Taiwan. AJA became a wholly owned subsidiary of the Company and will operate as a business unit (“dispensing business unit”) referred to as ADS, which is classified as a new operating segment for fiscal year 2023.

•Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends the meetings.
Response:
The CODM meets with all of his direct reports as a group (the list of direct reports in the first response above) on a weekly basis. Full profit & loss statements, either at the operating segment level or at the company level are not presented to the CODM during these weekly meetings. Revenue information by CE Operating Segments and by APS as a whole is presented at the beginning of these weekly meetings.
In addition to all of the CODM’s direct reports, there are two additional attendees during the weekly meetings: the Vice President of Information Technology (who directly reports to the CFO), and the Director of Global Business Fulfillment (who directly reports to the Senior Vice President, Global Sales & Global Supply Chain). These additional attendees present operational issues relating to information technology, sales processing and sales fulfillment.
The direct reports of the CODM (i.e: Senior Management) rotate on a bi-weekly basis to present their area of oversight, focusing on the strategic and operational issues. Broadly, the Senior Management will organize itself such that one half of the Senior Management will present during the first week, with the other half of the Senior Management presenting in the immediate subsequent week.
Using a single month as an example, Mr. Chong, who is the Head of overall Capital Equipment, will present strategic and operational matters relating to Ball Bonder, Wedge Bonder, EA/APMR, Advanced Solutions, Lithography and ADS, may be presenting in the first and third week of that month. Where required, he will prioritize and focus on noteworthy matters concerning an operating segment during a particular week. Otherwise, Mr. Chong will rotate his update across the various operating segments over a series of weeks when he is scheduled to present. Apart from Mr. Chong, the one half of the Senior Management will also present during those weeks.
Similarly, Mr. Han will present strategic and operational matters relating to APS in the second and fourth week of that month. Apart from Mr. Han, the other half of the Senior Management will also present during those weeks. For example, the Senior Vice President, Global Sales & Global Supply Chain will present matters relating to global sales such as strategic wins and losses across the different regions.

•You indicate in your response that "the CODM’s review is mainly focused on" the Quarterly Business Unit Financial Review (“QFR”) and Quarterly Business Review (“QBR”). Please clarify for us the intent and purpose of the Executive Summary Review, provided to the CODM on a more regular monthly basis, and specify how the CODM uses such information.
Response:
The Executive Summary is a monthly financial snapshot that is provided via email only to select senior employees of the Company and Senior Management, including the CODM. There are no meetings or discussions held in relation to the monthly Executive Summary emails sent.
The intent and purpose of the Executive Summary is to provide all recipients a monthly summary of the revenue, gross margin, operating expense and direct operating margin for the respective CE Operating Segments and respective product/services lines within APS. It serves as a monthly signpost of how each CE Operating Segment and each product/service line within APS is tracking against budget, leading up to each quarter-end.
The CODM does not draw on these monthly signposts to evaluate performance or determine resource allocation, nor does he have any detailed or regular discussions with Senior Management concerning these monthly signposts.
Only during the quarter-end, during the QFR, the Financial Planning & Analysis (“FP&A”) director, Mr. Chong (the Head of overall Capital Equipment and who oversees the CE Operating Segment managers), Mr. Han, APS Segment manager, the remaining members of Senior Management and the CODM will review the financial performance of each operating segment in detail. Only during the QFR and QBR does the CODM make key resource allocation and strategic decisions relating to the seven operating segments.

•Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
Response:
The annual budget plan is prepared and approved in September of each year for the following financial year. In the April that follows, there is the mid-year review where the forecast that was earlier prepared in September during the annual budgeting plan is refreshed with updated information.
The annual budgeting process involves detailed collaboration across various teams within each operating segment and corporate function, where the individual operating segment budgets are prepared using a bottoms-up approach for expenditure and a top-down approach for revenue. Each of the seven operating segment managers (including APS) will have discussions with the sales team (under the oversight of the Senior Vice President, Global Sales & Global Supply Chain) to obtain sales alignment regarding their revenue targets for the budget. Separately, each operating segment manager will obtain alignment on cost of goods sold concerning his/ her operating segment with the respective manufacturing and operations teams. As for the operating expenses, each operating segment manager will rely on their respective cost-center owners to prepare a bottoms-up budget. As a final step in the preparation of the operating segment budget, each operating segment manager will hold a review session with their respective cost-center owners to determine whether any adjustments to their respective budgets would be required, or whether an overarching adjustment be implemented at the operating segment level.
Corporate functions including but not limited to finance, legal, human resources and IT adopt a similar budget preparation process as the seven operating segments.
Once all seven operating segment managers have finalized their budgets, they will collaborate with FP&A to prepare their presentation to the Senior Management and the CODM. During the presentation to the Senior Management and the CODM, each of the seven operating segment managers present his or her strategy, operating expenses, budget, and headcount information to the CODM at an operating segment level. It is during this presentation that the CODM reviews each of the seven operating segments’ budgeted expenditure and changes if any, will be carried through and subject to CODM’s further review and approval. The CODM tracks the actual results to budgeted results of the seven operating segments on a quarterly basis during the QFR meetings.

•Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to- actual variances.
Response:
In preparing the QFR, the FP&A team reviews the fluctuations between actual results and budgeted results and obtains explanations for the fluctuations from the respective operating segment managers. During the QFR, the director of FP&A will present quarterly operating segment results to the CODM.
Attendees of the QFR include the FP&A director (who is responsible for the presentation), Mr. Chong (the Head of overall Capital Equipment and who oversees the CE Segment managers), Mr. Han (APS Segment manager), the remaining members of Senior Management and the CODM. The FP&A director presents the full profit & loss for each operating segment based on the following structure: (1) actual results vs. budgeted results, (2) actual results vs. next quarter’s forecasted results, (3) full year profit & loss outlook. Significant variances between actual results and budgeted results are discussed, including the formulation of action items or matters to follow-up after the meeting. The variances discussed primarily relate to revenue, gross margin, other cost of goods sold, operating expenses, operating profit and operating margin. These post-meeting items will be coordinated by the FP&A team based on follow-up with the various operating segment managers and subsequently communicated to the attendees of the QFR.
In addition to the QFR, during the QBR, the operating segment managers present actual revenue vs. budgeted revenue for their respective operating segments to the CODM. The revenue information provided by operating segment managers is used to discuss topline growth and production consumption trends.
Each operating segment manager will also provide and discuss with the Senior Management including the CODM, more detailed non-financial information and strategy concerning their respective operating segments. Examples include details on new product roadmaps, operational risks, sales targets and key strategies affecting his or her operating segment.

•Explain to us in greater detail how you determined the Ball Bonder and Wedge Bonder operating segments have similar economic characteristics. In doing so, explain in greater detail the reasons for differences in operating income margins for fiscal years 2020 through 2022 and how such differences do not preclude aggregation.
Response:
Segment analysis involves a significant amount of judgment and does not involve precise or estimated measurements. As a result of the Company’s assessment of economic similarities and its annual strategic planning, the Company updated its forecast assumptions for future periods, including the forecasted long-term operating margins. Based on this process and having considered the forecasted long-term operating margins, the Company applied its professional judgment and concluded under ASC 280 that BB and WB should no longer be aggregated into one reportable segment but should be reported as separate reportable segments. This change is reflected in the Company’s Form 10-K/A and Form 10-Q filed on August 8, 2023, and August 9, 2023, respectively.

•We note from your response that you are currently assessing the impact to your internal controls over financial reporting and disclosure controls and procedures. Please provide us with any updates on your assessment to date.
Response:
Please refer to the Company’s response filed on August 7, 2023.

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If you have any questions relating to the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Lester Wong

Lester Wong
Chief Financial Officer
Kulicke and Soffa Industries, Inc.